Exhibit 99.4

LINUX GOLD CORP.
(the “Company”)

NEWS RELEASE

www.linuxgoldcorp.com
OTCBB: LNXGF

LINUX GOLD CORP. TO COMMENCE DRILLING PROGRAM ON THE TY GOLD
PROPERTY, BRALORNE MINING DISTRICT, B.C.

For Immediate Release: June 23, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) announces that the Company has completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect located in the Bralorne Mining District, British Columbia, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton from 165 feet to 175 feet.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

The TY and ORO gold prospects are located 12 miles north of the Bralorne Pioneer Mine, which since its discovery has produced 4.1 million ounces of gold. Linux Gold Corp. has now increased its land position to 50 units (3,100 acres) from 41 units by staking an additional nine units.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has acquired an option in a 100% interest in two claim blocks for a total of 50 units in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the Bralorne Mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please see our web site at www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President
Contact: John Robertson,       800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409     Toll Free: 800-665-4616     www.linuxgoldcorp.com